

Greg Sadetsky · 3rd

CTO at Decibel

Montreal, Quebec, Canada · Contact info

500+ connections

Decibel

Experience



Co-founder, CTO
Decibel
Feb 2021 – Present · 1 yr



On demand CTO / Product Manager / Software developer
10x Management · Freelance
2013 – Present · 9 yrs
Greater New York City Area

I am represented by 10x Management for on demand CTO, product management and software development work.

 🔗 **10x Profile**



Co-founder
In Plain Sound · Full-time
Nov 2019 – Dec 2020 · 1 yr 2 mos

Worked on Chops, iOS app for mobile era music making

 🔗 **Chops - Make beats with your voice**



Co-founder
Abri.Co
May 2011 – Dec 2016 · 5 yrs 8 mos
Quebec, Canada

First coworking space in Quebec City.



Co-founder, Director of Operations
Network Awesome
Jan 2011 – Nov 2014 · 3 yrs 11 mos
Berlin Area, Germany

Network Awesome was an online TV platform for curated entertainment.

Show 1 more experience ⌄

Education



School for Poetic Computation
Spring 2019
2019 – 2019



Université Laval
Master's Degree, Biophotonics
2010 – 2014

Member of Daniel Côté's lab -- http://www.dcclab.ca/en